Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2023

Monaco, May 15, 2023 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2023 (“Q1 2023”).

I.	PROFITABILITY AND LIQUIDITY
•	Q1 2023 Net Income available to common stockholders of $141.6 million ($1.16 per share).
•	Q1 2023 Adjusted Net Income available to common stockholders[1] of $46.5 million ($0.38 per share).
•	Q1 2023 liquidity of $1,076.0 million[2].

II.	DRY BULK OPERATING PLATFORM
•	First full operational quarter of Costamare Bulkers Inc. (“CBI”).
•	CBI has currently fixed a fleet of 51 dry bulk vessels on period charters, consisting of:
○	31 Newcastlemax/Capesize vessels
○	19 Kamsarmax/Panamax vessels
○	1 Ultramax vessel
•	39 of the chartered-in vessels have been delivered to CBI.
•	Majority of the fixed fleet on index linked charter-in agreements.

III.	LEASE FINANCING PLATFORM
•	Lead participation in Neptune Maritime Leasing Limited (“Neptune Leasing”).
•	Equity investment of up to $200 million.

IV.	NEW DEBT FINANCING
•	Refinancing of existing indebtedness of 7 containerships with two European financial institutions. More specifically:
○	Two bilateral loan facilities for a total amount of approximately up to $95 million.
○	One of the two loan facilities is on a commitment status basis and subject to final documentation.
○	Loan proceeds towards prepayment of existing indebtedness.
○	Facilities’ tenors between five and six years.

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1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $4.0 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York”), short term investments in U.S. Treasury Bills amounting to $76.7 million, margin deposits relating to our FFAs of $12.6 million and $37.1 million of available undrawn funds from one hunting license facility as of March 31, 2023.

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○	Improvement of funding cost and extension of maturity for all seven refinanced vessels.

V.	OWNED FLEET CHARTER UPDATE - FULLY EMPLOYED CONTAINERSHIP FLEET[3] FOR THE YEAR AHEAD
•	98% and 86% of the containership fleet[4] fixed for 2023 and 2024, respectively.
•	Contracted revenues for the containership fleet of approximately $3.1 billion with a TEU-weighted duration of 4.1 years[5].
•	Entered into more than 60 chartering agreements for the owned dry bulk fleet since Q4 2022 earnings release.

VI.	SALE AND PURCHASE ACTIVITY
•	Estimated combined net capital gain of $84.7 million in Q1 2023, from the sale or agreement to sell certain of our vessels.
•	Vessels which have been sold or are expected to be sold include:
○	Owned Containerships
▪	2003-built, 6,644 TEU capacity, Maersk Kalamata (sold in January 2023).
▪	2000-built, 6,648 TEU capacity, Sealand Washington (sold in February 2023).
○	Owned Dry Bulk Vessels
▪	2010-built, 32,300 DWT capacity, Miner (sold in March 2023).
▪	2011-built, 35,112 DWT capacity, Taibo (sold in April 2023).
▪	2010-built, 37,302 DWT capacity, Comity (expected to be sold in Q2 2023).
○	Joint Venture Containerships
▪	Agreed to concurrently:
•	Sell our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital which holds the remaining 51% and
•	Acquire the 51% equity interest of York Capital in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Brasil.
▪	Both transfers are expected to be concluded in Q2 2023, whereupon we will own 100% of the equity interest in the ship-owning company of the containership Polar Brasil (compared to the 49% previously owned in each of the abovementioned vessels).

VII.	DIVIDEND ANNOUNCEMENTS
•	On April 3, 2023, the Company declared a dividend of $0.115 per share on the common stock, which was paid on May 5, 2023, to holders of record of common stock as of April 19, 2023.
•	On April 3, 2023, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on April 17, 2023 to holders of record as of April 14, 2023.

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3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis, including vessels owned by vessel owning-companies set-up pursuant to the Framework Deed.

5 As of May 15, 2023. Total contracted revenues and TEU-weighted remaining time charter duration include our ownership percentage for four vessels owned pursuant to the Framework Deed.

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•	Available funds remaining under the share repurchase program of approximately $90 million for common shares and $150 million for preferred shares.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company generated Net Income of $142 million. As of quarter end, liquidity was above $1 billion.

In the containership market, charter rates are on a rising trend with high demand across the board, while fixture periods are increasing in duration. The orderbook, however, remains the principal threat to the market.

We have covered nearly 100% of our containership open days for 2023 and we have proactively arranged long term employment on a forward basis for a number of containerships coming off charter between 2023 and 2025 having secured for our fleet contracted revenues of $3.1 billion with a TEU weighted duration of 4 years.

On the dry bulk side, our owned dry bulk vessels continue to trade on the spot market while the trading platform has been growing with a fleet of 51 ships already fixed under period charters. Having agreed to invest up to $200 million, our goal is to grow the dry bulk operating platform business on a prudent basis and realize healthy returns for our shareholders.

Finally, during the quarter we became the leading investor in Neptune Maritime Leasing Limited, a growth-oriented maritime leasing platform, having agreed to invest up to $200 million.

Considering current asset values, we believe the Neptune Leasing investment is a favorable employment of the Company’s increased liquidity. The new venture is synergetic to the existing ship owning platform and is expected to further enhance the strong relationships built over the last decades with shipowners and commercial lenders in the ship financing sector.”

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Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2022	2023

Voyage revenue	$268,010	$248,769
Accrued charter revenue (1)	$3,357	$(2,265)
Amortization of time-charter assumed	$49	$49
Voyage revenue adjusted on a cash basis (2)	$271,416	$246,553
Adjusted Net Income available to common stockholders (3)	$104,494	$46,533
Weighted Average number of shares	124,150,337	122,531,273
Adjusted Earnings per share (3)	$0.84	$0.38

Net Income	$123,037	$148,864
Net Income available to common stockholders	$115,442	$141,560
Weighted Average number of shares	124,150,337	122,531,273
Earnings per share	$0.93	$1.16

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-months ended March 31, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023

Net Income	$123,037	$148,864
Earnings allocated to Preferred Stock	(7,595)	(7,595)
Non-Controlling Interest	-	291
Net Income available to common stockholders	115,442	141,560
Accrued charter revenue	3,357	(2,265)
General and administrative expenses - non-cash component	2,552	1,408
Amortization of Time charter assumed	49	49
Realized loss on Euro/USD forward contracts	331	48
Gain on sale of vessels, net	(17,798)	(89,068)
Loss on vessel held for sale	-	2,350
Loss on vessel held for sale by a jointly owned company with York included in equity loss on investments	-	2,029
Non-recurring, non-cash write-off of loan deferred financing costs	634	974
Gain on derivative instruments, excluding interest accrued (1)	(73)	(10,552)
Adjusted Net Income available to common stockholders	$104,494	$46,533
Adjusted Earnings per Share	$0.84	$0.38
Weighted average number of shares	124,150,337	122,531,273

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized loss on Euro/USD forward contracts, gain on sale of vessels, net, loss on vessel held for sale, loss on vessel held for sale by a jointly owned company with York included in equity loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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